Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						March 31,
	2000	2001	2002	2003	2004	2005

Earnings, as defined:
Income from continuing operations
before income taxes	$128,139	$48,250	$86,326	$80,319	$76,936	$77,484
Adjust for distributed income of equity
investees	(3,116)	(1,620)	(2,544)	(20,536)	26,616	21,630
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	58,833	64,964	61,403	60,304	55,530	56,089
Total earnings, as defined	$183,856	$111,594	$145,185	$120,087	$159,082	$155,203

Fixed charges, as defined:
Interest charges	$57,797	$64,002	$60,317	$59,363	$54,297	$54,999
Rental interest factor	1,036	962	1,086	941	1,233	1,090
Total fixed charges, as defined	$58,833	$64,964	$61,403	$60,304	$55,530	$56,089

Ratio of earnings to fixed charges	3.13x	1.72x	2.36x	1.99x	2.86x	2.77x